Michael H. Mitchell Partner	17 Rhode Island Ave, N.W. Washington, D.C. 20036

T 202.478.6446
F 202.478.6447
mitchell_DC@chapman.com

May 20, 2016

Mr. Hughes Bates, Esq.
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	BA Credit Card Funding, LLC Transition Report on Form 10-K for the period from July 1, 2015 to December 31, 2015

Dear Mr. Bates:

On behalf of BA Credit Card Funding, LLC (the “Transferor”), as transferor to BA Credit Card Trust and BA Master Credit Card Trust II (“Master Trust II”), this letter responds to an oral comment on the above-referenced Transition Report on Form 10-K conveyed by the staff (the “Staff”) of the Securities and Exchange Commission on May 4, 2016.  For your convenience, a copy of the Staff’s comment is included below in bold-face font, followed by the Transferor’s response.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Fourth Amended and Restated Pooling and Servicing Agreement referenced in the Staff’s comment below.

Comment 1. We note that the Servicer’s report on assessment of compliance with servicing criteria indicates that Item 1122(d)(3)(iv) is not applicable to it.  We also note, however, that Exhibit E to the Fifth Amended and Restated Series 2001-D Supplement to Fourth Amended and Restated Pooling and Servicing Agreement, dated December 18, 2015, indicates that Item 1122(d)(3)(iv) is applicable to “Servicer, Trustee.”  Please tell us whether this means that Item 1122(d)(3)(iv) is an applicable servicing criterion for both the servicer and the trustee or that it applies to either the servicer or the trustee.  If both, please have the servicer amend its report to provide its assessment of compliance with Item 1122(d)(3)(iv).

Mr. Hughes Bates, Esq.
May 20, 2016

Response 1. Item 1122(d)(3)(iv) contemplates that “[a]mounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.” On each Transfer Date, The Bank of New York Mellon, as trustee (the “Trustee”) on behalf of Certificateholders of Master Trust II, distributes amounts payable to the Investor Certificateholders in accordance with written instructions delivered by the Servicer to the Trustee.  The Trustee also verifies that the amounts it has remitted to investors per those written instructions agree with related payment documentation.  The Servicer neither remits payments to the Investor Certificateholders nor verifies that the amounts remitted agree with related payment documentation.  Accordingly, it is the Trustee alone that performs the activities that address the servicing criterion set forth in Item 1122(d)(3)(iv).

Exhibit E to the Series 2001-D Supplement was prepared shortly after Regulation AB was originally adopted in December 2004, at a time when market participants, including the parties to the Pooling and Servicing Agreement and the Series 2001-D Supplement, were still evaluating the full extent of activities that address the servicing criteria collectively and how those activities should apply across the servicing criteria individually.  In recognition of this, the Series 2001-D Supplement provides that, for each reporting period, each of the Servicer and the Trustee shall deliver to the Transferor a report on assessment of compliance with servicing criteria that addresses each of the servicing criteria specified in Exhibit E thereto, or such criteria as otherwise mutually agreed upon by the Transferor and the Servicer or the Trustee, as applicable.  Exhibit E, therefore, is not controlling in cases where the Transferor and the Servicer or the Trustee, as applicable, have by subsequent mutual agreement reached a different determination as to which servicing criteria are applicable.  In this case, the Transferor and the Trustee are in agreement that the Trustee performs activities that address the servicing criterion set forth in Item 1122(d)(3)(iv) and the Transferor and the Servicer are in agreement that the Servicer does not perform any such activities, as evidenced by the reports on assessment of compliance delivered to, and accepted by, the Transferor for each reporting period since Regulation AB was originally adopted.

*          *          *          *          *

Mr. Hughes Bates, Esq.
May 20, 2016

The Transferor hopes the Staff finds the explanation above responsive to its comment.  If you have any questions regarding this response, please do not hesitate to contact any of the following individuals.

Scott McCarthy	Greg Lumelsky	Michael Mitchell
Managing Director	Asst. General Counsel	Chapman and Cutler LLP
Bank of America, N.A.	Bank of America, N.A.	1717 Rhode Island Ave, NW
1020 N. French Street	214 N. Tryon Street	8th Floor
DE5-002-02-06	NC 1-027 - 20-05	Washington, DC 20036
Wilmington, DE 19884	Charlotte, NC 28255	202-478-6446
302-432-4908	980-388-6357	mitchell_DC@chapman.com
scott.mccarthy@bankofamerica.com	greg.lumelsky@bankofamerica.com

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

cc:	Greg Lumelsky, Esq.
Bank of America, N.A.

cc:	Scott McCarthy
Bank of America, N.A.

cc:	Douglas L. Madsen, Esq.
Chapman and Cutler LLP